

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Shachar Schlosberger
Chief Financial Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona, Israel 7403618

   **Re: Enlivex Therapeutics Ltd.**
     **Form 20-F for the year ended December 31, 2018**
     **Filed on April 30, 2019**
     **Form 20-F/A for the year ended December 31, 2018**
     **Filed on January 23, 2020**
     **File No. 001-36578**

Dear Ms. Schlosberger:

  We have completed our review of your filings.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences